SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683 -1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON AUGUST 21, 2017

DATE, TIME AND VENUE: August 21, 2017, at 11:00 p.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), at Rua Costa Carvalho, nº 300, Pinheiros, CEP 05429-000, in the city and state of São Paulo .

CALL NOTICE:  Call Notice published in the “São Paulo Official Gazette”, Business Section, on:  (i) July 21, 2017, (ii) July 22, 2017, and (iii) July 25, 2017, on pages 37, 22 and 22, respectively, and in the Valor Econômico newspaper, on:   (i) July 21, (ii) July 22, and (iii) July 25, 2017, on pages B9, A9 and B9, respectively.

ATTENDANCE: Shareholders representing seventy-six point seven percent (76.7%) of Company’s voting capital, as per the signatures on the Shareholders’ Attendance Book.

Also attended:  Jerônimo Antunes, independent member of the Board of Directors and Coordinator of the Audit Committee, Angela Beatriz Airoldi, Investor Relations Manager, Priscila Costa da Silva and John Emerson da Silva, Investor Relations Management Analysts, Beatriz Helena de Almeida and Silva Lorenzi and Ieda Nigro Nunes Chereim, lawyers of the Legal Department.

PRESIDING: Chairman: Jerônimo Antunes. Secretary: Marialve de S. Martins.

INFORMATION: The Management proposal and other related documents were made available to the shareholders at the Company’s headquarters and on its website, as well as on the websites of the CVM and the BM&FBOVESPA.

AGENDA:

I. To increase from seven to eight the number of members of the Company’s Board of Directors for the current term of office, to be ended on the 2018 Annual Shareholders’ Meeting.

II. To elect a member of the Board of Directors to complete the remaining term of office until the 2018 Annual Shareholders’ Meeting.

III. To rectify the annual overall compensation of management and members of the Fiscal Council for the fiscal year 2017, approved at the Company’s Annual Shareholders’ Meeting held on April 28, 2017.

CLARIFICATIONS:  The matters in the agenda were analyzed by the State Capital Defense Council – CODEC, pursuant to Report 102/2017, of August 11, 2017, whose voting guidelines were presented by the representative of the shareholder Treasury Office of the State of São Paulo.

RESOLUTIONS: After analyzing the matters for subsequent vote, the attending shareholders resolved:

I. To approve, by a majority of the attending shareholders, with 99.61% votes in favor, represented by 522,001,324 shares; 0.026% votes against, represented by 137,062 shares; and 0.36% abstentions, represented by 1,907,309 shares, the establishment of eight members of the Company’s Board of Directors    .

II. To approve, by a majority of the attending shareholders, with 99.23% votes in favor, represented by 520,004,683 shares; 0.41% votes against, represented by 2,128,444 shares; and 0.36% abstentions, represented by 1,912,568 shares, the election of LUCAS NAVARRO PRADO, Brazilian citizen, married, lawyer, holder of identification document (RG) number 86964 SSP/MS and inscribed in the roll of individual taxpayers (CPF/MF) under number 911.403.821-87, domiciled at SQN 203 Bl. E, Ap. 405, Asa Norte, Brasília/DF, in compliance with legal and statutory requirements, including those provided for in article 17 of Federal Law 13,303/2016, to compose the Company’s Board of Directors as Independent Board Member, pursuant to paragraph 1, article 22 of Federal Law 13,303/2016 and item 4.3.3 of Section IV of  the BM&FBOVESPA’s Novo Mercado Listing Regulations.

The Board member elected herein must perform his duties in accordance with the Company’s Bylaws, with a unified term of office until the Annual Shareholders’ Meeting that approves the 2017 accounts, pursuant to the caput of article 140, of Federal Law 6,404/76, whose compensation will be established in accordance with CODEC’s guidelines, pursuant to CODEC Report 001/2007, the receipt of which is subject to compliance with the conditions envisaged in CODEC Report 116/2004. The Board member will also be entitled to a “pro rata temporis” reward mentioned in CODEC Report 057/2003 and article 4 of CODEC Resolution 01/91.  The investiture in the position of Board member shall comply with requirements, impediments and procedures set forth in the Bylaws, in Federal Laws 6,404/76 and 13,303/2016 and other legal provisions in force, including with regards to the delivery of a Declaration of Assets, which shall comply with the applicable state regulation, and the signature of the investiture instrument drawn up in the Company’s records, as well as the clearance declaration and the Instrument of Consent, provided for in the BM&FBOVESPA’s Novo Mercado Listing Regulations.

III. To approve, by a majority of the attending shareholders, with 95.48% votes in favor, represented by 500,374,505 shares; 4.06% votes against, represented by 21,280,795 shares; and 0.46% abstentions, represented by 2,390,395 shares, the rectification of the annual overall compensation of Management and members of the Fiscal Council for 2017, approved at the Company’s Annual Shareholders’ Meeting of April 28, 2017. The Board members ratified the individual monthly compensation, corresponding to twenty thousand, five hundred and ninety reais (R$20,590.00) for the Executive Officers; six thousand, one hundred and seventy-seven reais (R$6,177.00) for the Board members; ten thousand, eighty-six reais and forty-nine centavos (R$10,086.49) for the Audit Committee members, and four thousand, one hundred and eighten reais (R$4,118.00) for the Fiscal Council members, pursuant to CODEC’s guidelines in force. The Board members also approved the maximum limit for the 2017 overall compensation, considering the current composition of the statutory bodies, which includes fixed compensation and other benefits provided for in CODEC Reports governing this matter, in addition to related charges, totaling four million, five hundred and fifty-four thousand, eight hundred fifty-seven reais and ninety centavos (R$4,554,857.90).

The drawing up of these minutes in summary format and its publication omitting the signatures of the attending shareholders, pursuant to article 130, paragraphs 1 and 2, of Brazilian Corporation Law, was authorized.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Meeting was adjourned for the drawing up of these minutes, which were read, approved and signed by the Chairman, the Secretary and all attending shareholders, who comprise the quorum necessary for the resolutions to be made.

DOCUMENTS FILED AND ATTACHED.  The votes cast by the shareholders were attached to these minutes, which were initialed by the Secretary and filed at the Company’s headquarters.

São Paulo, August 21, 2017.

Presiding Board:

JERÔNIMO ANTUNES

Chairman

MARIALVE S. MARTINS

Secretary

Attending shareholders:

CAMILA ROCHA CUNHA VIANA

(representing the State Secretary of Finance)

RICARDO J. M. GIMENEZ

(representing The Bank Of New York Mellon ADR Department)

RICARDO J. M. GIMENEZ

(representing the shareholder Itaú Unibanco S.A.)

COHEN & STEERS SICAV

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO

STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN

RICARDO J. M. GIMENEZ

(representing the shareholder HSBC CTVM S.A.)

BEST INVESTMENT CORPORATION

RICARDO J. M. GIMENEZ

(representing the shareholder Banco BNP Paribas Brasil S.A.)

LGT SELECT FUNDS - LGT SELECT EQUITY EMERGING MARKETS

RICARDO J. M. GIMENEZ

BUREAU OF LABOR FUNDS-LABOR INSURANCE FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND

FRANKLIN TEMPLETON INVESTMENT FUNDS

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

JPMORGAN BRAZIL INVESTMENT TRUST PLC

JPMORGAN FUNDS

JPMORGAN FUNDS (IRELAND) ICAV

JPMORGAN FUNDS LATIN AMERICA EQUITY FUND

NEW YORK STATE COMMON RETIREMENT FUND

NEW YORK STATE COMMON RETIREMENT FUND

OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

T.ROWE PRICE QM GLOBAL EQUITY FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST

TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME

RICARDO J. M. GIMENEZ

(representing the shareholder Citibank N.A)

1199 SEIU HEALTH CARE EMPLOYEES PENSION FUND

AB FCP II - EMERGING MARKETS VALUE PORTFOLIO

AB VARIABLE PRODUCTS SERIES FUND, INC - AB INTERNATIONAL GROWTH PORTFOLIO

ABBEY LIFE PENSIONS MANAGED FUND

ABBEY PENSION INTERNATIONAL FUND

ABERDEEN INVESTMENT FUNDS ICVC III - ABERDEEN GLOBAL EMERGING MARKETS QUANTITATIVE EQUITY FUND

ACADIAN EMERGING MARKETS EQUITY FUND

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

ACM GLOBAL INVESTMENTS

ADVANCED SERIES TRUST - AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO

ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE MULTI-STRATEGY PORTFOLIO

ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO

AGF INVESTMENTS, INC

ALASKA COMMON TRUST FUND

AMERICAN AIRLINES INC., MASTER FIXED BENEFIT PENSION TRUST

AMERICAN AIRLINES INC., MASTER FIXED BENEFIT PENSION TRUST

AMERICAN HEART ASSOCIATION, INC.

ARGO GLOBAL LISTED INFRASTRUCTURE LIMITED

ARIZONA PSPRS TRUST

ASCENSION HEALTH MASTER PENSION TRUST

AT&T UNION WELFARE BENEFIT TRUST

AXA ROSENBERG EQUITY ALPHA TRUST

BELL ATLANTIC MASTER TRUST

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.

BMO GLOBAL BALANCED FUND

BMO MSCI EMERGING MARKETS INDEX ETF

AMERICAN AIRLINES INC., MASTER FIXED BENEFIT PENSION TRUST

AMERICAN AIRLINES INC., MASTER FIXED BENEFIT PENSION TRUST

AMERICAN HEART ASSOCIATION, INC.

ARGO GLOBAL LISTED INFRASTRUCTURE LIMITED

ARIZONA PSPRS TRUST

ASCENSION HEALTH MASTER PENSION TRUST

AT&T UNION WELFARE BENEFIT TRUST

AXA ROSENBERG EQUITY ALPHA TRUST

BELL ATLANTIC MASTER TRUST

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.

BMO GLOBAL BALANCED FUND

BMO MSCI EMERGING MARKETS INDEX ETF

BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA

BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND

BP PENSION FUND

BP PENSION FUND

BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

BRUNEI INVESTMENT AGENCY

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CANADIAN CHRISTIAN SCHOOL PENSION TRUST FUND

CATHOLIC HEALTH INITIATIVES

CF DV EMERGING MARKETS STOCK INDEX FUND

CHI OPERATING INVESTMENT PROGRAM LP

CIBC EMERGING MARKETS INDEX FUND

CITY OF FRESNO RETIREMENT SYSTEMS

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

COHEN & STEERS GLOBAL INCOME BUILDER, INC.

COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

COHEN & STEERS INC.

COHEN & STEERS INC.

COHEN & STEERS INFRASTRUCTURE FUND, INC.

COHEN & STEERS REAL ASSETS FUND, INC

COLLEGE RETIREMENT EQUITIES FUND

COLORADO PUBLIC EMPLOYEES RETIREMENT ASSOCIATION

COMMONWEALTH SUPERANNUATION CORPORATION

COMPASS EMP EMERGING MARKET 500 VOLATILITY WEIGHTED INDEX ETF

DET. ED. QUALIFIED NUCLEAR DECOMMISSIONING TRUST

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DREYFUS INVESTMENT FUNDS - DIVERSIFIED EMERGING MARKETS FUND

DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST

DTE VEBA MASTER TRUST

EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND

EMERGING MARKETS EQUITY FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS INTERNATIONAL FUND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS INTERNATIONAL MULTI-MANAGER FUND

FIDELITY SALEM STREET TRUST: FIDELITY EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY TOTAL INTERNATIONAL INDEX FUND

FIRST INITIATIVES INSURANCE, LTD

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF

FIRST TRUST INDXX GLOBAL NATURAL RESOURCES INCOME ETF

FIRST TRUST LATIN AMERICA ALPHADEX FUND

FONDS DE PLACEMENT DES REGIMES COMPLENTAIRES DE RETRAITE DES DIVISIONS DE GESCA LTEE - ACTIONS GLOBALES

FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST

FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST

FRANCISCAN ALLIANCE, INC.

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN LIBERTYQ EMERGING MARKETS ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN LIBERTYQ GLOBAL EQUITY ETF

FSS EMERGING MARKET EQUITY TRUST

FUTURE FUND BOARD OF GUARDIANS

GE INVESTMENTS FUNDS, INC.

GMAM GROUP PENSION TRUST II

GMAM INVESTMENT FUNDS TRUST

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVEBETA ® EMERGING MARKETS EQUITY ETF

GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER GLOBAL EQUITY FUND

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

HOSPITAL AUTHORITY PROVIDENT FUND SCHEME

HP INVEST COMMON CONTRACTUAL FUND

IBM 401(K) PLUS PLAN

IBM DIVERSIFIED GLOBAL EQUITY FUND

ILLINOIS MUNICIPAL RETIREMENT FUND

IMASCO HOLDINGS INCORPORATED

IMPERIAL EMERGING ECONOMIES POOL

INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T/RET STAFF BEN PLAN AND TRUST

INTERNATIONAL PAPER COMPANY COMMINGLED INVESTMENT GROUP TRUST

ISHARES III PUBLIC LIMITED COMPANY

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI BRAZIL CAPPED ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK  MOTHER FUND

JNL MULTI-MANAGER ALTERNATIVE FUND

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B

JOHN HANCOCK VARIABLE INSURANCE TRUST UTILITIES TRUST

KBI INSTITUTIONAL FUND ICAV

LABORERS' AND RETIREMENT BOARD EMPLOYEES' ANNUITY & BENEFIT FUND OF CHICAGO

LACM EMERGING MARKETS FUND L.P.

LACM EMII, L.P.

LAUDUS INTERNATIONAL MARKETMASTERS FUND

LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST

LAZARD INTERNATIONAL EQUITY CONCENTRADED PORTFOLIO

LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL & GENERAL GLOBAL EQUITY INDEX FUND

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGG MASON GLOBAL FUNDS PLC

LEGG MASON GLOBAL FUNDS PLC

LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST

LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST

LOCKHEED MARTIN CORPORATION MASTER RETIREMENT TRUST

MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO

MAINSTAY VP MFS UTILITIES PORTFOLIO

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MERCER EMERGING MARKETS EQUITY FUND

MERCER QIF FUND PLC

MOUNT WILSON GLOBAL FUND L.P.

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST

NAV CANADA PENSION PLAN

NEUBERGER BERMAN INVESTMENT FUNDS PLC

NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST

NEW ZEALAND SUPERANNUATION FUND

NORGES BANK

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING

NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST

NORTHERN TRUST INVESTMENT FUNDS PLC

NORTHERN TRUST UCITS FGR FUND

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGINGMARKETS EQUITY INDEX FUND-NON LENDING

OCEANROCK INTERNATIONAL EQUITY FUND

OMERS ADMINISTRATION CORPORATION

OPPENHEIMER EMERGING MARKETS REVENUE ETF

PARAMETRIC EMERGING MARKETS CORE FUND

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PENSIOENFONDS METAAL OFP

PICTET - EMERGING MARKETS HIGH DIVIDEND

PICTET - EMERGING MARKETS INDEX

PICTET - WATER

PICTET GLOBAL SELECTION FUND -  GLOBAL HIGH YIELD EMERGING EQUITIES FUND

PICTET GLOBAL SELECTION FUND - GLOBAL GROWING MARKET FUND

PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD UTILITIES EQUITY FUND

PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY CURRENCY HEDGED FUND

PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY FUND

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

POWERSHARES GLOBAL WATER PORTFOLIO

POWERSHARES S&P EMERGING MARKETS MOMENTUM PORTFOLIO

PRINCIPAL FUNDS, INC. - INTERNATIONAL EMERGING MARKETS FUND

PRINCIPAL GLOBAL INVESTORS FUNDS

PRINCIPAL LIFE INSURANCE COMPANY

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. - INTERNATIONAL EMERGING MARKETS ACCOUNT

PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PRUDENTIAL QMA EMERGING MARKETS EQUITY FUND

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PRUDENTIAL WORLD FUND, INC. - PRUDENTIAL QMA INTERNATIONAL EQUITY FUND

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

PUBLIC SECTOR PENSION INVESTMENT BOARD

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

RAILWAYS PENSION TRUSTEE COMPANY LIMITED

RAYTHEON COMPANY MASTER TRUST

RENAISSANCE EMERGING MARKETS EQUITY PRIVATE POOL

ROBUSTA EMERGING MARKETS EQUITY FUND

ROCHE U.S. RETIREMENT PLANS MASTER TRUST

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND

RUSSELL INSTITUTIONAL FUNDS,LLC - RUSSELL GLOBAL LISTED INFRASTRUCTURE FUND

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL INDEX EMERGING MARKETS EQUITY FUND

SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

SPDR S&P EMERGING MARKETS ETF

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

SSGA SPDR ETFS EUROPE I PLC

SSGA SPDR ETFS EUROPE I PLC

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND

STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO

STATE STREET IRELAND UNIT TRUST

STATE STREET MSCI ACWI EX USA IMI SCREENED NON-LENDING COMMON TRUST FUND

STATE STREET MSCI BRAZIL INDEX NON-LENDING COMMON TRUST FUND

STATE STREET RUSSELL RAFI GLOBAL EX-U.S. INDEX NON-LENDING COMMON TRUST FUND

STATE STREET TRT LTD AS DEP FOR SCOTTISH WID TRA AND SPECIALIST INV FDS ICVC - EMERGING MARKETS FUND

STATE STREET TRUSTEES LIMITED ATF ABERDEEN CAPITAL TRUST

STATE UNIVERSITY RETIREMENT SYSTEM

SUMMIT WATER INFRASTRUCTURE MULTIFACTOR ETF

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

THE BOARD OF ADMINISTRATION OF THE LOS ANGELES CITY EMPLOYEES' RETIREMENT SYSTEM

THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

THE COCA COLA MASTER RETIREMENT TRUST

THE GOVERNMENT OF THE PROVINCE OF ALBERTA

THE HIGHCLERE INTERNATIONAL INVESTORS EMERGING MARKETS SMID FUND

THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR HSBC BRAZIL INFRASTRUCTURE EQUITY MOTHER FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF NIKKO BRAZIL EQUITY MOTHER FUND

THE MASTER TRUST BANK OF JAPAN, LTD. RE: RUSSELL GLOBAL ENVIRONMENT TECHNOLOGY FUND

THE MASTER TRUST BANK OF JAPAN, LTD. RE: RUSSELL GLOBAL ENVIRONMENT TECHNOLOGY FUND

THE MONETARY AUTHORITY OF SINGAPORE

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SEVENTH SWEDISH NATIONAL PENSION FUND- AP 7 EQUITY FUND

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

TRADITIONAL FUNDS PLC - F&C MULTI STRATEGY GLOBAL EQUITY FUND

TRUST & CUSTODY SERVICES BANK, LTD. RE: DIAM BRICS EQUITY MOTHER FUND

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND

UAW RETIREE MEDICAL BENEFITS TRUST

UAW RETIREE MEDICAL BENEFITS TRUST

UAW RETIREE MEDICAL BENEFITS TRUST

UNITED CHURCH FUNDS, INC.

UTAH STATE RETIREMENT SYSTEMS

VAILSBURG FUND LLC

VANGUARD EMERGING MARKETS SELECT STOCK FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD GLOBAL EQUITY FUND, A SERIES OF VANGUARD HORIZON FUNDS

VANGUARD INTERNATIONAL VALUE FUND

VANGUARD INVESTMENT SERIES PLC

VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUND

VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD GLOBAL EMERGING MARKETS FUND

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VIRGINIA RETIREMENT SYSTEM

VOYA EMERGING MARKETS INDEX PORTFOLIO

VOYA INVESTMENT MANAGEMENT CO. LLC

WASHINGTON STATE INVESTMENT BOARD

WELLS FARGO BANK DECLARATION OF TRUST ESTABLISHING INVESTMENT FUNDS FOR EMPLOYEE BENEFIT TRUSTS

WILSHIRE MUTUAL FUNDS, INC.-WILSHIRE INTERNATIONAL EQUITY FUND

WISDOMTREE EMERGING MARKETS DIVIDEND FUND

WSIB INVESTMENT (PUBLIC EQUITIES) POOLED FUND TRUST

This is a free English translation of the original minutes drawn up in the Book of Minutes no. 8 of the Company’s Shareholders’ Meetings.

MARIALVE S. MARTINS

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 31, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.